April 11, 2017

James E. O’Connor, Esquire

Securities & Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price High Yield Fund, Inc. (“Registrant”)

   T. Rowe Price U.S. High Yield Fund (“Fund”)

    T. Rowe Price U.S. High Yield Fund

    T. Rowe Price U.S. High Yield Fund—Advisor Class

    T. Rowe Price U.S. High Yield Fund—I Class (each a “Class,” and together, “Classes”)
 File Nos.: 002-93707 / 811-04119

Dear Mr. O’Connor:

The following is in response to your comments provided on April 5, 2017, regarding the Fund’s Post-Effective Amendment Number 54 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on February 17, 2017 (the “Amendment”). Your comments and our responses are set forth below.

Comment:

The facing page of the Amendment filing states that the Fund will go effective, “On April 14, 2017 pursuant to paragraph (a)(2) of Rule 485.” Please clarify on the facing page that this paragraph provides for 75 day effectiveness and that the Fund intends to request acceleration under (a)(3).

We note that cover letter filed along with the Amendment states: “We intend to request an accelerated effective date of April 14, 2017.”

Response:

We will clarify on the facing page that the Fund intends to request acceleration under Rule 485(a)(3) in the next filing.

Comment:

The staff has as a problem with the Fund including performance before a merger with the company being acquired. Please advise staff why the Fund is requesting to go effective before the merger. In addition, please clarify whether anyone will see the prospectus, or whether it will be used in any way (including incorporation into the N-14) before the merger.

Response:

The Fund is requesting to go effective before the merger is consummated because we cannot merge the shareholders of the Henderson High Yield Opportunities Fund (the “Acquired Fund”) into the Fund until the Fund is duly incorporated in the state of Maryland and effective with the SEC. In addition, the proxy statement relating to the merger will seek shareholder approval to transfer the assets and liabilities of the Acquired Fund into the Fund, which will require the Fund to be effective with the SEC by the time we file the definitive proxy and send it to the Acquired Fund’s shareholders. Assuming the merger is approved by the Acquired Fund’s shareholders, the Fund will commence operations on May 19, 2017, and will become available for public purchase on May 23, 2017. Although the Fund’s prospectus will be incorporated by reference into Form N-14, as required, we will not provide the Fund’s prospectus externally for marketing purposes until after the reorganization is consummated.

In light of the foregoing, we intend to revise the disclosure under “Performance” on pages 6 – 7 as follows (new language underlined):

The following performance information provides some indication of the risks of investing in the fund by showing the performance history of the Predecessor Fund. It is anticipated that on May 22, 2017, the fund will acquire all of the assets, subject to the liabilities, of the Predecessor Fund through a tax-free reorganization (the “Reorganization”), subject to the approval of the Acquired Fund’s shareholders. If the Reorganization is consummated as anticipated, as a result of the Reorganization, shareholders of the Predecessor Fund’s Class A and Class C shares will receive Advisor Class shares of the fund, and shareholders of the Predecessor Fund’s Class I and Class R6 shares will receive I Class shares of the fund. In addition, as a result of the reorganization, the fund’s Advisor Class will adopt the Predecessor Fund’s Class A performance and accounting history, and the fund’s I Class will adopt the Predecessor Fund’s Class I performance and accounting history. The fund will have substantially similar investment objectives and strategies as the Predecessor Fund, and the fund will be managed by the same portfolio manager as the Predecessor Fund. The performance information represents only past performance (before and after taxes) and is not necessarily an indication of future results.

The following bar chart illustrates how much returns can differ from year to year by showing calendar year returns and the best and worst calendar quarter returns during those years for the Predecessor Fund’s Class A. The returns in the bar chart may have been different if the expenses for the fund’s Advisor Class had been in effect during the periods prior to the Reorganization. In addition, the performance information presented was calculated using the Predecessor Fund’s valuation methodologies, which will differ in some respects from those of the fund. Returns for the Predecessor Fund’s other share classes vary since they had different expenses than the Predecessor Fund’s Class A shares.

The following table reflects the average annual returns that will be shown for the fund, assuming the Reorganization is approved by the Acquired Fund’s shareholders, and also compares the returns with a relevant broad-based market index. The performance information for the fund’s Advisor Class and I Class will be based on the performance history of the Predecessor Fund’s Class A and Class I, respectively, and has not been adjusted to reflect the fees and expenses of the Advisor Class or I Class. The returns presented in the table may have been different if the expenses for the each of the fund’s Advisor Class and I Class had been in effect during the periods prior to the Reorganization. The fund’s Investor Class performance information is not presented since the Investor Class will not assume the performance history of the Predecessor Fund and had not commenced operations as of the date of this prospectus. The Investor Class would have had similar performance to the fund’s Advisor Class because they will share the same portfolio; however, its performance, had it existed over the periods shown, would have been higher since the Investor Class is expected to have lower expenses than the Advisor Class.

In addition, the table shows hypothetical after-tax returns to demonstrate how taxes paid by a shareholder may influence returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as a 401(k) account or individual retirement account. After-tax returns are shown only for the Advisor Class and will differ for other share classes.

Once the merger is consummated, we will consider updating the performance disclosure to resemble what was filed in the preliminary prospectus and to indicate that the merger has taken place. If the merger is not approved by the Acquired Fund’s shareholders, we do not expect to incept the Fund.

Comment:

Please revise the expense limitation agreement(s) referenced in the footnotes c, d, and e to the Fees and Expenses table on page 1 to state that recapture would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:

We note that the language on reimbursements included in footnotes c, d, and e is consistent with the expense limitation agreement currently in effect between the Fund, with respect to each of its Classes, and T. Rowe Price Associates, Inc. (“T. Rowe Price”), which provides that any expenses waived or paid by T. Rowe Price pursuant to each Class’ expense limit are subject to reimbursement to T. Rowe Price by the Fund or that Class whenever the Class’ expenses are below the contractual expense cap for that Class. However, no reimbursement will be made more than three years after the waiver or payment of those expenses by T. Rowe Price or if such reimbursement would result in that Class’ expenses exceeding the contractual expense cap for that Class. We note that the Investor and Advisor Class have an expense limit on the Class’ total expense ratio while the I Class expense limit only applies to the I Class’ operating expenses. Because we feel that the agreement that is currently in place only permits the Fund or its Classes to make repayments to T. Rowe Price if such repayment does not cause the Class’ expense ratio (after the repayment is taken into account) to exceed both: (1) the Class’ expense cap in place at the time such amounts were waived; and (2) any expense cap in effect at the time of recapture (before recoupment), we believe the arrangement comports with 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 and we do not believe any changes to the expense limitation agreement are necessary at this time.

Comment:

If the Fund has a duration strategy please disclose it. Where appropriate, please explain the concept of duration risk.

Response:

The Fund does not have any specific duration strategies. To clarify the concept of duration risk, we intend to make the following changes under the “Interest rate risk” heading (new language underlined):

Generally, securities with longer maturities or durations, and funds with longer weighted average maturities or durations, carry greater interest rate risk because a longer maturity or duration is typically associated with an increased sensitivity to interest rates changes.

Comment:

Your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time. Your principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Please explain to us whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

Response:

We intend to add the following to the end of “Bank loan risks” on page 5 of the prospectus:

Bank loans can experience extended settlement periods and may take significantly longer than seven days to settle. As a result, there is a risk that investors redeeming shares from the fund may not receive their proceeds in a timely manner, or that the fund may be forced to incur losses in order to pay redemption proceeds on time. In addition, since bank loans are not typically registered under the federal securities laws like stocks and bonds, investors in loans have less protection against improper practices than investors in registered securities.

Comment:

Please provide the “Financial Highlights” before the effectiveness date of the filing.

Response:

We intend to add the Financial Highlights tables in the next filing.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024 or Darrell N. Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.